Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com

June 1, 2010

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tianli Agritech, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2010
File No. 333-165522

Dear Mr. Webb:

On behalf of Tianli Agritech, Inc. (“Tianli”) and in response to the comments set forth in your letter dated May 21, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by Tianli. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note your response to our prior comment number 6. With respect to the term “low-pollution,” please substantiate the term in the first instance it is used in the filing so that it is meaningful to an investor encountering the term in subsequent pages. With respect to the term “high-quality,” please revise to explain what you mean.

Tianli acknowledges the comment and has included the requested additional disclosure.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Mr. Max A. Webb, Assistant Director

June 1, 2010

2.	We note your response to our prior comment number 7. Please tell us why you continue to believe a price range, not a fixed price, is appropriate for the preliminary prospectus, particularly given the importance of a single price in gauging investor interest and in providing potential investors with a clear picture of the amount you may raise to accomplish your proposed business plans.

Tianli has provided the amount of information required by applicable regulations. Rule 430A under the Securities Act of 1933 permits all registration statements to “omit information with respect to the public offering price, […] amount of proceeds […] and other items dependent upon the offering price” to be declared effective so long as the offering meets the requirements of Rule 430A(a)(1) – (3). Tianli’s offering meets these requirements, as (1) the securities registered are offered for cash; (2) Tianli has furnished the undertakings required by Item 512(i) of Regulation S-K; and (3) the information omitted in reliance on Rule 430A(a) will be contained in a prospectus filed pursuant to Rule 424(b). Tianli is unaware of any guidance to suggest that Rule 430A is available only in firm commitment offerings.

Notwithstanding the fact that Tianli could have omitted this pricing information entirely in reliance on Rule 430A, Tianli has instead provided the information contemplated by Item 501(b)(3) of Regulation S-K, which discusses the information required in a preliminary prospectus circulated to potential investors. Instruction 1 to that paragraph provides:

If a preliminary prospectus is circulated and you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, provide, as applicable:

A.	A bona fide estimate of the range of the maximum offering price and the maximum number of securities offered; or

B.	A bona fide estimate of the principal amount of the debt securities offered.

Tianli is not currently subject to the reporting requirements of Section 13(a) or 15(d), and it has provided the bona fide estimates contemplated under instruction 1(A). Tianli understands that the Commission has generally interpreted this “bona fide estimate of the range” to mean a range of $2 for offerings where the expected price is to be below $20 per share, and Tianli’s estimate of $5 to $7 satisfies this interpretive guidance. Tianli has not encountered any Commission guidance to suggest that Item 501(b)(3) instruction 1 is available only in firm commitment offerings.

As to the question about whether a “single price in gauging investor interest and in providing potential investors with a clear picture of the amount [Tianli] may raise to accomplish [its] proposed business plans”, the prospectus assumes, as stated on page i, for the purposes of presentation that the offering price will be the midpoint of the bona fide price range and that the maximum offering will be reached. In addition, the “Use of Proceeds” section states that “We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering.” In other words, Tianli believes that the bona fide estimates of price range and amount of expected proceeds satisfy Commission requirements to allow investors to determine whether the estimated range for price matches the investors’ desired purchase price pending determination of the actual purchase price. As noted in response to Comment 7 to the Staff’s letter dated April 12, 2010, the preliminary prospectus will contain the price range, but the final

Mr. Max A. Webb, Assistant Director

June 1, 2010

prospectus will reflect the actual price paid in connection with the offering. In the interest of disclosure, Tianli has added the following additional language on page i of the prospectus: “If the initial public offering price were $5.00 per share, gross proceeds would be between $8,335,000 (minimum offering) and $10,000,000 (maximum offering). If the initial public offering price were $7.00 per share, gross proceeds would be between $11,669,000 (minimum offering) and $14,000,000 (maximum offering).”

3.	At an appropriate place in the filing, explain to investors why having a minimum of shares sold is more important than having a minimum aggregate price received for executing your business plan.

Tianli respectfully submits that the Staff’s comment may misstate the relative importance of the number of shares sold in the offering as compared to the minimum aggregate net proceeds of the offering. The number of shares sold in the offering is important from the perspective of completing the offering and meeting initial listing requirements of the NASDAQ Global Market. The net proceeds of the offering is important from the perspective of accomplishing the goals described in the “Use of Proceeds” section of the registration statement.

•

Number of Shares Sold—Completion of Offering. As stated throughout the prospectus, the offering is structured as a best-efforts, minimum/maximum offering, and Tianli and the placement agent have agreed that the placement agent must sell at least 1,667,000 common shares of Tianli if it is to sell any shares. This requirement is spelled out in both the engagement letter between Tianli and the placement agent and in the placement agreement. Regardless of the ultimate offering price, this minimum number of shares must be sold to allow the offering to close. Thus, although the offering contemplates a maximum aggregate offering price of $12,000,000, the price could not be raised to $12 per share for a 1,000,000 share offering (without amending the engagement letter, placement agreement and the registration statement).

•

Number of Shares Sold—Listing on NASDAQ. As stated in the risk factor “If our financial condition deteriorates, we may not meet initial objective listing standards related to net income on the NASDAQ Global Market (or, if we are listed at such time, continued listing standards) and our shareholders could find it difficult to sell our shares”, Tianli must have at least 400 round-lot shareholders and at least 1.1 million publicly held shares in order to meet the NASDAQ Global Market’s objective initial listing standards. While Tianli has not received confirmation of its listing on the NASDAQ Global Market, it is confident that it will not qualify if it fails to meet these requirements. From the listing perspective, then, the sale of a minimum number of shares to a minimum number of round-lot holders is crucial to completing the offering. Tianli acknowledges that the number established as the minimum number for the offering exceeds the minimum NASDAQ requirements and that it could meet these requirements by selling less than 1,667,000 common shares; however, this would not meet the requirements of the previously described engagement letter.

•

Number of Shares Sold—Determination of Number of Make-Good Shares. The number of shares sold in the offering will also determine the number of shares subject to the Make-Good Escrow requirements. That is, Ms. Hanying Li and Mr. Bihong Zhang will place into the Make-Good Escrow that number of shares equal to 50% of the number of shares sold in the offering.

Mr. Max A. Webb, Assistant Director

June 1, 2010

•

Net Proceeds Received—Business Plan Execution. In contrast with the importance of number of shares in closing the offering, the net proceeds received in the offering are important to the execution of Tianli’s business plan. For this reason, the “Use of Proceeds” section discusses only the application of net proceeds received in the offering. Further, Tianli discusses its strategies for growing Fengze’s position as one of Wuhan’s largest hog farming companies in the section titled “Our Business – Our Strategies”. In that section, to the extent any discussion involves the offering, it speaks consistently in terms of application of net proceeds from the offering, rather than the sale of a minimum number of shares.

For the reasons stated above (and in particular the fact that all of the above information is already disclosed in the registration statement), Tianli has not added the requested disclosure to the registration statement.

4.	We note your response to prior comment number 9. Please confirm that you will file a revised post-effective amendment for selling shareholders once the primary offering has closed which will contain definitive information about the funds raised and any other material changes.

Tianli confirms that it will file a post-effective amendment to the extent the above changes are considered material. To the extent such changes are not material changes, Tianli will reflect such changes in a filing made pursuant to Rule 424(b).

Our Company, page 1

5.	Please revise to state, as you do on page 47, that while you expect to begin work later in 2010 that will bring your ninth farm to full operating capacity, you have not yet committed capital expenditures to do so.

Tianli has made the requested revision.

China’s Demand for Pork, page 2

6.	Please revise your first paragraph to state, if true, that China is a net exporter of pork and that, with a price floor for pork set by the government, the current rate of production outpaces domestic demand.

Tianli has revised the section in question to discuss China’s pork supply and demand in significantly more detail. As described in the revised section, while it is true that current Chinese supply exceeds consumption, the Chinese central government purchases pork for state reserves when the pork to grain ratio falls below 6. In other words, the Chinese government has taken action less to address a

Mr. Max A. Webb, Assistant Director

June 1, 2010

pure oversupply of pork and more to avoid imbalances between the cost to raise hogs and the cost to sell them. Thus, the government would not be expected to purchase pork if the price of pork dropped and the price of grain did as well.

Tianli has not limited its discussion to whether China is a net importer or exporter of pork products. Instead, the revised discussion focuses on both domestic production and total supply (net of imports and exports of pork) compared with consumption. In addition, information from the USDA Foreign Agricultural Service suggests that China was a net importer of pork products in 2009 (650,000 metric tons imported; 240,000 metric tons exported) but a net exporter of live swine (1,602,000 hogs exported; 6,000 hogs imported). As a result, Tianli believed that describing China as either a net importer or exporter of pork could be confusing to readers.

7.	We note your revisions in response to our prior comment number 11 and note for you that the continuing increase in hog production, despite the apparent pork surplus, is the trend referenced in that comment. Please revise further here and in other appropriate sections, such as in the risk factor and Liquidity sections, to discuss the surplus in hog production and its potential effect on your business.

Tianli has included the requested additional disclosure.

8.	We note your response to our prior comment number 12. Please confirm that you will incorporate 2009 data, if it becomes available, into any future amendments prior to effectiveness.

Tianli confirms that it will incorporate 2009 data into future amendments if it becomes available prior to effectiveness and that will refer to the websites cited in response to previous comment 12 prior to filing each amendment prior to effectiveness. Tianli further confirms that such data are not available at the time of this filing.

China’s Hog Industry, page 3

9.	We note your revision in response to our prior comment number 13. Please revise further to explain why the report expects pork imports to fall in 2010. In addition, revise your parenthetical to state the estimated percentage increase in Chinese pork production in 2010 over 2009 and delete your reference to estimated Chinese production for 2010.

Tianli notes that the intention of the paragraph in question was simply to highlight the small percentage of Chinese pork consumption addressed by imported pork. Based on more recently available statistics, Tianli has revised this disclosure regarding the amounts of imports of pork products. However, Tianli has deleted the referenced paragraph and moved the disclosure to the section entitled “Industry and Market Background – China’s Supply of Pork.”

Mr. Max A. Webb, Assistant Director

June 1, 2010

Corporate History — Fengze page 6

10.	Please revise your penultimate sentence to reflect the fact that you now have nine hog farms in operation.

Tianli has made the requested revision.

Control Agreements, page 6

11.	In the last sentence of the second paragraph of this section, you state that Tianli owns 100% of the equity of WFOE. However, your response to our prior continent number 21 states that Tianli’s only asset is its equity interest in HCS. Please revise to clarify, if true, that the ownership of WFOE is an indirect ownership through Tianli’s interest in HCS.

Tianli has clarified that Tianli owns 100% of the equity of HCS, which owns 100% of the equity of WFOE.

12.	We note your responses to our prior comments number 21 and 22, in which you explain the transaction whereby WFOE was acquired by HCS in a stock purchase agreement. We assume that WFOE was not an operating company prior to the purchase. Please confirm or advise supplementally, and describe and quantify any specific assets that were acquired in the purchase.

Tianli confirms that WFOE was not an operating company prior to the purchase and did not have any assets or engage in any operations prior to being acquired.

Summary Financial Information, page 11

13.	In footnote 2 to the table, you refer to pro forma earnings “for” share information in the last sentence. It appears this should be earnings “per” share. Please revise.

As described in response to Commnet 16 below, Tianli has deleted footnote 2 to the table.

14.

We have reviewed your response to our prior comment number 23 with regard to your proposed accounting treatment for the escrowed shares. Under ASC 260-10-45-13(b) and (c), it appears appropriate to consider the escrowed shares to constitute “contingently issuable shares,” as you propose in your response. However, pursuant to, ASC 260-10-45-12, it appears that these shares should be considered outstanding and included in the computation of basic EPS only as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Further, pursuant to ASC 260-10-45-48 and 45-51, it appears that contingent shares should be considered outstanding and included in the computation of diluted EPS only if necessary conditions have been satisfied and if the effect is dilutive. Given this guidance, please support your apparent conclusion that the shares should be

Mr. Max A. Webb, Assistant Director

June 1, 2010

“considered outstanding and included in the computation of basic and diluted EPS.” In this regard, based upon your historical operating results for fiscal 2008 and 2009, it appears that these shares would not have been included in EPS computations for either of those periods. Please reconsider, or further clarify, how you propose to treat the escrowed shares when computing basic and fully diluted EPS on an ongoing basis. We may have further comments upon review of your response.

As described in response to Comment 16, Tianli has deleted the pro forma presentation of EPS based on an assumption of cancellation of Make-Good Shares.

Tianli believes that the basic and diluted EPS have been properly disclosed, because to display the EPS as if the Make-Good Shares had been cancelled would be anti-dilutive. Such EPS information has been presented as “Pro Forma Basic and Diluted EPS”, based on comment # 15 as noted below. Tianli has noted in the endnotes to the table that such presentation is pro forma based on the ownership structure being different prior to November 2009 and the formation of Tianli.

15.	We note that you do not present earnings per share information in your consolidated financial statements. We assume this is because the 8,125,000 shares did not exist prior to the formation of Tianli in fiscal 2009. That is, we assume that your actual ownership structure differed prior to November 2009. If our understanding is correct, it appears that your presentation of basic and diluted earnings per share (based upon 8,125,000 shares outstanding at each balance sheet date) should be labeled “Pro Forma Basic and Diluted Earnings per Share.” Any additional EPS presentations should be labeled “Adjusted Pro Forma Basic and Diluted Earnings per Share,” if applicable. Please revise accordingly, or supplementally explain why your current presentation in this table is appropriately titled.

Tianli acknowledges the comment and has revised as advised, and as further described in reply to above Comment 14.

16.	Finally, we note that you have presented pro forma earnings per share information assuming the existence and cancellation of 1 million make-good shares in fiscal 2008 and 2009. However, since the escrow of the shares is associated with the completion of the offering, we believe that your pro forma presentation should reflect successful completion of the maximum offering (and the associated 2 million share increase) as well as the cancellation of the 1 million make-good shares. Please revise the pro forma presentation accordingly or remove it from the filing.

Mr. Max A. Webb, Assistant Director

June 1, 2010

Tianli has deleted the referenced pro forma presentation.

Risks Related to Our Business, page 15

17.	Please include a risk factor discussing the risk of infringement of your trade secrets and other valuable intellectual property, particularly with regard to your premix formula.

Tianli has included the following risk factor:

We may not be able to adequately protect and maintain our intellectual property, trade secrets, and brand names.

We rely on a combination of trademark, trade secret, nondisclosure agreement and patent laws to protect our trade secrets and other valuable intellectual property and in particular, our premix formula. We currently have not applied for patents for our products or formulas, as our management believes an application for such patents would result in public knowledge of our proprietary technology and formulas. Our management has concluded that the risk of infringement of our proprietary technology in China in such a case outweighs the risk of being unable to protect our rights legally in China. Since we do not have patent protection for our technology or formulas, we may not be able to protect our rights to this intellectual property if our competitors discover or illegally obtain our technology or formulas. Our inability to protect our rights to this intellectual property may adversely affect our ability to prevent competitors from using our products and developments.

We must remit the offering proceeds to China, page 20

18.	Revise your first sentence to state, as you have done elsewhere in the filing, that the remittance process may take up to six months.

Tianli has made the requested revision.

We rely on dividends paid by WFOE, page 24

19.	We note that in your final two paragraphs you speak of a “compulsory reserves fund” and a “surplus reserves fund.” If these are the same funds, please revise for consistency.

Tianli confirms that the two funds are identical and has changed the term “compulsory reserves funds” to “surplus reserves fund.”

WFOE is also required to allocate a portion, page 24

20.	Please revise the final sentence of this section to clarify which reserve you are referencing.

Tianli has revised the referenced section to refer to the general reserve and the staff welfare and bonus funds reserve.

Mr. Max A. Webb, Assistant Director

June 1, 2010

Corporate History — WFOE, HCS and Tianli, page 37

21.	Consistent with your response to our previous comment 21, we note your disclosure that WFOE was 100% owned by “Chinese citizens” at inception. We also note your disclosure on page 6 that you “formed WFOE . . . in 2005 . . . in anticipation of registering the common shares of Tianli in an initial public offering. As you state in your response to comment 49, the Chinese citizens that owned WFOE appear to be related parties. If our understanding is correct, please revise your disclosure to clarify that WFOE was owned by related parties prior to its acquisition by HCS.

Tianli has revised the referenced discussion to clarify that WFOE was owned by Tianli’s chief executive officer and her family prior to its acquisition by HCS.

Management’s Discussion and Analysis Liquidity, page 44

22.	Refer to the final paragraph on page 45. You state that the loan from Ms. Li has a dollar value of $574,306. This balance does not agree to the Balance Sheet as of December 31, 2009, Please revise to correct this balance or to explain the reasons for the difference.

Tianli notes that the correct amount at December 31, 2009 was $564,306. As the loan was made in Renminbi, the translation of the loan into U.S. dollars at March 31, 2010 results in a balance of $564,421. Tianli has revised the registration statement to reflect this amount at March 31, 2010 and has filed a new summary of the loan terms at Exhibit 10.25 to reflect the current amount.

Capital Resources, page 46

23.	We note the table you have provided showing the comparison of balance sheet accounts between years, If you are going to provide such a comparison, please accompany the table with a discussion of the material account changes highlighted in the table and explain the specific reasons for these changes. We note that you have done this for inventory.

Tianli has provided the requested discussion of the material account changes highlighted in the table.

Mr. Max A. Webb, Assistant Director

June 1, 2010

Consolidated Statements of Cash Flows, page F-5

24.	We note your response to comment 47. You state that you do not consider the acquisition of the hog farm in fiscal 2008 to constitute the acquisition of a business under SFAS 141. Pursuant to paragraph 9 of SFAS 141 (and footnote 4 thereunder), EITF 98-3 provided guidance in determining whether an asset group constituted a bushiest. Please provide us with a supplemental schedule of the assets acquired, as well as any liabilities assumed, if applicable. Individually quantify the items in the schedule in dollar terms. Finally, provide us with an analysis under EDT 98-3 in support of your conclusion.

Based on criteria in EITF 98-3, Fengze did not acquire a business. Thus, the business criteria fails as all three elements (Inputs, Processes, and Outputs) are absent. Fengze acquired long-lived assets and inventory and consumables remaining in the long-lived assets; Fengze installed its own employees to operate these long-lived assets. The employees of the previous owner of the long-lived assets were not be absorbed, or retained, into Fengze’s existing business or acquired long-lived assets. Fengze did not acquire “processes”, and applied its own developed processes to operate the acquired long-lived assets. In addition, Fengze did not acquire “outputs”, as the acquired long-lived assets supply output to support Fengze’s existing customer list.

The components of the hog farm acquired are as follows:

Assets	Amount
Raw materials	$70,724
0~1 months old pigs	30,887
1~2 months old pigs	40,029
2~5 months old pigs	540,252
Infant pigs	147,551
Plant and equipment	1,034,527
Construction in progress	148,909
Biological assets - Breeder pigs	203,275
Biological assets - Infant breeder pigs	10,790
Accumulated amortization of biological assets	(104,608)

$2,122,336

25.	As a related matter, please note that it is possible for the transaction to qualify the purchase of assets for GAAP purposes, but to meet the criteria for the acquisition of a business for SEC reporting purposes. In this regard, please tell us whether the business continued on at that farm in a manner similar to the operations prior to the acquisition, thus indicating that there may have been continuity of the acquired business subsequent to the acquisition. Your explanation should consider and specifically address the guidelines regarding the Acquisition of a business, for reporting purposes, as found in Regulation S-X, Rule 11-01(d).

Mr. Max A. Webb, Assistant Director

June 1, 2010

Tianli notes that the long-lived assets acquired were that of farm for raising and breeding hogs, and that Fengze intends to continue the use of these long-lived assets for such purposes. However, the continuity of business from the previous owner of the long-lived assets to that of Fengze terminated with the long-lived asset acquisition. In addition, the guidance under Regulation S-X Rule 11-01(d) would support the conclusion that long-lived assets were acquired as opposed to a business.

The following items under Rule 11-01(d) were acquired:

•	The nature of the revenue-producing activity of the component remain generally the same as before the transaction; or

•	The following attributes remain with the component after the transaction:

•	Physical facilities

The following items under Rule 11-01(d) were not acquired:

•	The following attributes did not remain with the component after the transaction:

•	Employee base,

•	Market distribution system,

•	Sales force,

•	Customer base,

•	Operating rights,

•	Production techniques, or

•	Trade names.

Based on the above analysis a business was not acquired.

Note 6—Construction in Progress, page F-16

26.	We note the changes you have made in response to our prior comment number 57. Please make comparable changes to the “Construction in Progress” disclosures on page F-10. We refer, in particular, to your references to “breeder hogs.”

Tianli has revised the referenced note on Page F-10 to read as follows:

Construction in Progress

Construction in progress consists of amounts expended for building construction of new breeding and animal rearing facilities. Once building construction is completed and the facilities are approved for adequate breeding and animal rearing activity, the construction in progress assets are categorized as buildings and production equipment and are then accounted for in plant and equipment. Assets accounted for as plant and equipment are used in the Company’s production process, whereupon they are depreciated over their estimated useful lives.

Mr. Max A. Webb, Assistant Director

June 1, 2010

Note 14 — Government Subsidies, page F-18

27.	We note the subsidies received for “pig farm construction” and for “building a biogas pond” in which to store waste. We would generally expect to see reimbursements of costs for capital expenditures accumulated and applied against total asset costs. In addition, we would generally expect to see reimbursements of expense items applied to reduce the recorded amount of the expenses. The payments should generally be recorded in the period when the original expenditure occurred, unless it is not practicable to estimate the amount of the reimbursement or determine eligibility for the benefit. Please tell us whether or how you have considered this guidance and provide support for your current accounting methodology.

Tianli initially approached the receipt of the subsidies in a manner similar to that as noted in the question. After careful thought Tianli opted to account for the subsidies as income. To account for subsidies as a reduction of cost for capital expenditure would not reflect the true value and purchase price of that capital expenditure. Conversely, to record a subsidy allocated to cost of goods sold would be a distortion of the true cost of cost of goods sold and would result in a favorable skewing of gross profit that would not exist if not for such a subsidy. The subsidies are government incentives for the furtherance of pig farming expansion to feed the PRC. The subsidies are not reimbursable to the government.

28.	As a related matter, you state that you were not required to pay income tax for fiscal 2009 and 2008. Please explain whether this exemption is considered permanent or whether it may be considered a temporary “tax holiday.” Consider disclosing, to the extent practicable, the amount of taxes that would have been due had the exemption not been available.

Tianli confirms that the exemption from income tax is considered permanent, rather than a temporary “tax holiday.” While China has historically had tax holidays for newly-profitable enterprises, that is not the exemption that Tianli enjoys. Tianli’s exemption is due to Fengze’s operation as a farming business. So long as Fengze remains a farming business—which it anticipates, considering all of its revenues come from operating hog farms—and so long as Chinese tax laws continue to exempt such businesses from income taxes, Tianli expects Fengze to remain exempt from income tax in China.

For these reasons, Tianli has removed the sentence disclosure in Note 14 stating that “….In addition, Fengze was not required to pay income tax for 2009 and 2008.” This point has been expanded in Footnote 2 under Income Taxes (page F-12 in S-1 amendment #1). It was noted that this exemption is permanent, as Fengze is engaged in an agriculture related business. Tianli also disclosed the pro forma effect to Tianli had Fengze been subject to the current standard PRC statutory 25% enterprise income tax for all periods presented.

Mr. Max A. Webb, Assistant Director

June 1, 2010

Other

29.	Your attention is invited to Rule 8-08 of Regulation S-X with regard to updating requirements. An updated accountant’s consent should be provided with your next amendment.

Tianli acknowledges the comment and has updated the financial information contained in this filing as required.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch